UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 5, 2005

Aquila, Inc.
(Exact name of registrant as specified in charter)

Delaware	1-03562	44-0541877
(State or other	(Commission	(IRS Employer
jurisdiction of	File Number)	Identification
incorporation)		No.)
20 West 9th, Kansas City, Missouri	64105
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code:                          (816) 421-6600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the obligation of the registrant under any of the following provisions:

[ X ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[     ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[     ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[     ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

        Aquila, Inc. today announced that holders participating in its exchange offer involving $345 million of mandatorily convertible senior notes will receive 9.6282 shares of Aquila common stock upon conversion of their senior notes. This number represents 8.0386 shares of Aquila common stock that holders are entitled to receive upon early conversion of their notes in accordance with the existing terms and conditions of the senior notes, plus a conversion premium of 1.5896 shares of Aquila common stock per note validly tendered and accepted for conversion. The conversion premium was determined after the close of business on July 1, 2005, in accordance with a formula described in the prospectus relating to the exchange offer.

        The exchange offer will expire at midnight, New York City time on July 6, 2005. Securities tendered by holders may be withdrawn at any time prior to the expiration date. The terms and conditions of the exchange offer are more fully described in the exchange offer documents filed with the Securities and Exchange Commission dated June 30, 2005.

        A copy of the press release announcing the conversion premium is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

      (c) Exhibits

        99.1 – Copy of press release dated July 5, 2005.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aquila, Inc.

By:	/s/ Christopher M. Reitz
Christoper M. Reitz Senior Vice President, General Counsel and Corporate Secretary Date: July 5, 2005